Mail Stop 6010

March 7, 2008

Kevin P. March
Chief Financial Officer
Texas Instruments Incorporated
12500 TI Boulevard
P.O. Box 660199
Dallas, Texas 75266-0199

      Re: **Texas Instruments Incorporated**
               Annual Report for the Fiscal Year Ended December 31, 2006 on Form 10-K
               File No. 001-3761

Dear Mr. March:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

     Please contact Alan Morris at (202) 551-3601 or me at (202) 551-3635 with any questions.

                               Sincerely,

                               Tim Buchmiller
                               Senior Attorney

cc (via fax):   Cindy Haynes, Esq.